UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of report (Date of earliest event reported): November 12, 2009


BLAST APPLICATIONS, INC.
(Exact Name of Registrant as Specified in Its Charter)


Delaware

000-53128

80-0031924
(State or Other Jurisdiction of
Incorporation)

(Commission File Number)

(I.R.S. Employer
Identification Number)

Blast Applications, Inc.
1 West Ames Court
Suite 240
Plainview, NY 11803
(Address of principal executive offices)

(516) 513-1506
(Registrant's telephone number, including area code)

Common Stock
(Title of each class of securities covered by this form)

None
(Title of all other classses of securities for which a duty to file reports under section 13(a) or 15(d) remains.

Check the appropriate boxes to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

X  Rule 12g-4(a)(1)

__ Rule 12g-(a)(2)

__ Rule 12h-3(b)(1)(i)

__ Rule 12h-3(b)(1)(ii)

__ Rule 15d-6


Appropriate number of holders of record as of the certification or notes date: 656

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on behalf of the undersigned duly authorized person.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLAST APPLICATIONS, INC. (Registrant)

Date:	November 12, 2009




Candido Dino Luzzi
Chairman and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLAST APPLICATIONS, INC.

November 12, 2009

By: /s/ Candido Dino Luzzi
Candido Dino Luzzi
Chairman and Chief Executive Officer


Instruction: this form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of
1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.